Exhibit 99.1

VINFAST CLAIMS TOP SPOT IN VIETNAM’S PASSENGER CAR MARKET IN SEPTEMBER

Hanoi, October 11, 2024 - VinFast Auto Ltd. (“VinFast”), a Vietnamese pure-play electric vehicle (“EV”) manufacturer, announced that it delivered over 9,300 EVs to domestic customers in September, outpacing the second-best competitor by a margin of nearly 50%, firmly positioning VinFast as the top-selling car brand in Vietnam for September. This figure also marks the first time a pure-play EV company seized the lead in Vietnam’s passenger car market, a significant milestone for the domestic Vietnamese automotive industry.

VinFast delivered over 9,300 EVs in Vietnam in September, across all vehicle models including the VF e34, VF 3, VF 5, VF 6, VF 7, VF 8 and VF 9. This event marks a notable accomplishment in Vietnam’s green transition, as it now joins a short list of countries in which market sales are led by a pure-play EV company.

VinFast’s highest monthly deliveries to date in Vietnam also represents a historic milestone for the domestic Vietnamese automotive industry. For the first time, a Vietnamese EV brand has outperformed all international competitors to become the market leader. This remarkable achievement comes just over two years after VinFast’s full transition to becoming a pure-play EV company.

Mr. Vu Anh Tuan, CEO of VinFast Vietnam, shared: "We extend our heartfelt gratitude to our valued customers and dealers. Their trust, support, and partnership have been instrumental in propelling VinFast to this unprecedented achievement. With their continued enthusiasm, we are confident in solidifying VinFast's position as the leading automotive brand in Vietnam in 2024."

VinFast’s “Fierce Vietnamese Spirit – For a Green Future” initiative has garnered universal support from individuals and businesses in Vietnam thanks to its strong emphasis on social responsibility. Beyond its contribution to reducing urban pollution, the program serves as an inspiration for Vietnamese businesses to come together and make a positive impact on society.